SUB-ITEM 77I:
TERMS OF NEW OR AMENDED SECURITIES:

(b) Class R Shares are generally intended for tax-advantaged investments, including qualified retirement plans (such as 401(k) plans), individual retirement accounts, and tax-advantaged non-retirement accounts (such as Coverdell Education Savings Accounts). Class R Shares may also be available to certain institutional investors
(such as charitable or endowment funds) and certain non-qualified retirement plans. Class R Shares have no front-end sales charge, but do have a contingent deferred sales charge (back-end sales charge if you redeem within 18 months of initial purchase). The minimum investment is $250 for individual investors and there is no minimum initial investment for Qualified Plans and their participants. Class R Shares do not convert to any other share class.